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FORM 5
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[ ] Check this box if no           U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
[ ] Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
[ ] Form 4                              the Investment Company Act of 1940
    Transactions
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
Abbott           Sandra               A.                8x8, Inc. - EGHT                        to Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
        2445 Mission College Blvd.                Number of Reporting        Month/Year          X  Officer (give    Other (specify
-------------------------------------------       Person (Voluntary)      March 25, 1999        ----        title ---       below)
                 (Street)                                                 -------------------               below)
 Santa Clara    California          95054                                 5. If Amendment,           Vice President Finance
-------------------------------------------                                  Date of Original        and Chief Financial Officer
  (City)           (State)           (Zip)                                   (Month/Year)           -------------------------------
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check Applicable Line)
                                                                                                  X   Form Filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by More than
                                                                                                ----  One Reporting Person
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                                  TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired(A)   5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of(D)            curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                                                                              115,287(1)(2)(3)     D
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*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

 (1) Includes Shares acquired under the 8x8, Inc. Employee Stock Purchase Plan.

 (2) Includes 5,418 shares which may be subject to a right of repurchase in favor of 8x8, Inc. The right of purchase lapses on a monthly basis through July 10, 1999 as long as Ms. Abbott remains an employee or consultant of the Company.

 (3) Includes 17,939 shares which may be subject to a right of repurchase in favor of 8x8, Inc. The right of repurchase lapses on a monthly basis through June 24, 2000 as long as Ms. Abbott remains an employee or consultant of the Company.
                                                                                                                              (Over)
                                                                                                                      SEC 2270(7/96)


FORM 5 (CONTINUED)                    TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Employee Stock Option        $6.80       9/2/98                                                   Common
(right to buy)                                        D(4)             15,000  (5)     6/23/2007  Stock   15,000
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Employee Stock Option        $2.82       9/2/98                                                   Common
(right to buy)                                        A        15,000          (6)     6/23/2007  Stock   15,000
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Employee Stock Option        $2.44      10/19/98                                                  Common
(right to buy)                                        A         8,000          (7)    10/19/2008  Stock    8,000
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Employee Stock Option        $4.75      2/16/99                                                   Common
(right to buy)                                        A         3,000          (8)     2/16/2009  Stock    3,000
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Employee Stock Option        $4.75      2/16/99                                                   Common
(right to buy)                                        A         2,000          (8)     2/16/2009  Stock    2,000
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1. Title of Derivative       9. Number of           10. Ownership Form          11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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                                -0-                     D
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                                                        D
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                                                        D
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                                                        D
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                                28,000                  D
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Explanation of Responses:

 (4) Cancellation of option in connection with grant of replacement option.

 (5) Vesting schedule is the same as previously reported on Form 3 or Forms 4.

 (6) The vesting schedule for the cancelled option was previously reported and the terms and conditions of the replacement option are the same as that of the cancelled option and were not amended at the time of the repricing, except (i) the exercise price shall be the fair market value of the Company's common stock on September 2, 1998 and (ii) the option will not be exercisable before September 2, 1999.

 (7) 1/48th of the Shares vest on the last day of each full month after October 19, 1998 until all of the Shares have vested.

 (8) 1/48th of the Shares vest on the last day of each full month after February 16, 1999 until all of the Shares have vested.
     However, if certain milestones are met, the Shares shall vest at a rate of 1/12th per month after February 16, 1999 until all of the Shares have vested.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                             /s/ Sandra A. Abbott             May 5, 1999
                                                                                        ---------------------------      -----------
                                                                                        **Signature of Reporting Person  Date

    Note. File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                      SEC 2270(7-96)